K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207 T 312.372.1121 www.klgates.com

MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

March 31, 2015

VIA EDGAR

Mr. James O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Dear Mr. O’Connor:

This letter responds to comments you conveyed on March 4, 2015, regarding post-effective amendment no. 471 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 472 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”), and which is being made to register a new series of the Trust designated as the PowerShares S&P 500 ex-Rate Sensitive Low Volatility Portfolio (the “Fund”). For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following. Where revised disclosure from the post-effective amendment is included in a response, we have marked the new disclosure in bold to show changes from post-effective amendment no. 471, filed on January 16, 2015.

Pursuant to your request, all missing data and information from the January 16th filing will be incorporated into the next post-effective amendment.

Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in post-effective amendment no. 471.

Prospectus

1.	Comment:	Page 4: The disclosure under the subheading “Principal Risks of Investing in the Fund—Non-Diversified Risk” reads as follows: “Because the Fund is non-diversified changes in the market value of a single investment could cause greater fluctuations in [s]hare price than would occur in a diversified fund.” Please explain how a greater fluctuation in share price that results from the Fund being non-diversified is consistent with the Fund’s strategy of achieving lower volatility.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

March 31, 2015

	Response:	We do not believe that the risks to the Fund of being non-diversified are inconsistent with the Fund’s strategy of investing in securities that exhibit low volatility. The Fund initially intends to be non-diversified.

The risks related to a non-diversified portfolio are distinct from volatility risk, although there may be instances in which the two risks overlap. As noted in the registration statement, the main risk related to non-diversification is that price changes in a portfolio security could have a disproportionately large effect on the overall value of the Fund, as compared to price changes of components of a diversified fund, because each portfolio component of the Fund could represent a larger percentage of the Fund’s holdings.

In contrast, volatility is the measure of price variation (and thus a measure of risk). A highly volatile stock would be expected to have a wide standard deviation of returns, which reflects frequent price swings over time. One would expect a non-diversified, high volatility portfolio to not only have the risk that price change of a single security could have a disproportionate effect on the value of a Fund’s portfolio (due to the non-diversification), but also that the effect of such non-diversification would be more frequent (due to increased volatility). By minimizing volatility, the Fund would expect to reduce the frequency of significant prices changes, but minimizing volatility would not affect the remaining risks related to non-diversification. Put another way, reducing volatility may limit the frequency of price declines of individual portfolio holdings, but it does not eliminate the effect of such price declines in a non-diversified fund when they occur. Management believes that the risks of non-diversification are consistent with the Fund’s strategy of achieving lower volatility.

2.	Comment:	Page 5: Please disclose how the Fund’s underlying index may be accessed (e.g., provide the website for the underlying index).

	Response:	Complete information about the underlying index is available at www.spindices.com. However, we respectfully decline to disclose that URL in the registration statement. We note that Form N-1A does not require an exchange-traded fund to disclose the website of its underlying index. Also, we note that the standard within the exchange-traded fund industry is to omit underlying indexes’ specific websites from registration statements (indeed, we are not aware of an exchange-traded fund complex that routinely includes such information).

However, we note that the Fund includes a narrative summation of the index’s methodology – rather than detailed index rules included on its website – so as to comply with the “plain English” requirements of Rule 421(d) under the Securities Act of 1933 and of Form N-1A. We also note that representatives of the index provider regularly review such disclosure to confirm its continued accuracy.

3.	Comment:	Page 6: Disclose how the index methodology is employed to determine the least interest-rate sensitive stocks. What does it mean to say that an equity security is “less interest rate sensitive” than another equity security?

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

March 31, 2015

	Response:	The index provider’s methodology deems an equity security to be “less interest rate sensitive” if its price varies little over time in response to changes in the price of the 10-year U.S. Treasury rate. In response to the staff’s comment, the disclosure included under the subheading “Additional Information About the Fund’s Strategies and Risks—S&P 500 Low Volatility Interest Rate Response Index” has been revised to provide investors with additional detail about the specific economic characteristics of the index’s component securities, as well as the methodology used to select those components. The revised disclosure is as follows:

“The S&P 500 Low Volatility ~~Interest~~ Rate Response Index is designed to provide exposure to the constituents of the S&P 500 Index that exhibit both low volatility and low interest rate risk. ~~little sensitivity to changes in interest rates.~~

In order to qualify for inclusion in the Underlying Index, a stock must, as of a quarterly rebalance date: (1) be a member of the S&P 500 Index; and (2) have traded on all trading days in the previous 12 months, as well as traded in the prior 60 months, leading up to the date of rebalance ~~reference date at the time of evaluation~~.

In selecting component securities of the Underlying Index, the Index Provider first ranks all qualifying stocks within the S&P 500 Index ~~stocks are then ranked~~ in descending order based on sensitivity to interest rate changes,. The Index Provider determines “rate sensitivity” by performing a regression of a stock’s returns over the prior 60 months to the changes in the 10-year U.S. Treasury rate over that same period. The top ranked stocks based on rate sensitivity, are deemed to be the stocks with the highest positive returns when interest rates rise. Based on this calculation, the top ~~with the~~ 400 ranked ~~least interest rate sensitive~~ stocks ~~remaining eligible~~ remain for eligibility.

Next, the Index Provider ranks the 400 eligible stocks in descending order based on their realized volatility ~~the 100 stocks with the lowest realized volatility~~ – that is, the least fluctuation in a stock’s price over time. The Index Provider selects the 100 stocks with the lowest realized volatility to comprise the Underlying Index. Those ~~the~~ constituents are weighted by the inverse of volatility, with the least volatile stocks receiving the ~~highest~~ greatest weights.

The Underlying Index is fully rebalanced quarterly. New constituents will only be added to the Underlying Index during a quarterly rebalance. Stocks that are removed from the S&P 500 Index will be removed from the Underlying Index simultaneously.”

Statement of Additional Information

4.	Comment:	Page 2: Fundamental Investment Restriction No. 5 states that the Fund may purchase or sell options, futures contracts or other derivative instruments. We note that there has been no mention of the Fund investing in or using such derivatives to hedge its holdings. Please disclose whether, and to what extent, the Fund will use derivatives to track its index.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

March 31, 2015

Response:	We hereby confirm that the Fund will not employ any derivatives in pursuing its investment objective. However, should the Fund determine to invest in derivatives in the future, the Fund’s registration statement will be amended accordingly to disclose that change. We also confirm that, should the Fund use such derivatives, it will not do so for speculative purposes.

*    *    *

We believe that this information responds to all of your comments. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark Greer
Mark Greer, Esq.

Copy:	Anna Paglia, Esq.
Melissa Nguyen, Esq.
Eric Purple, Esq.
Adam Henkel, Esq.

PowerShares Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

March 31, 2015

BY EDGAR

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary of the Trust